EXHIBIT 99.1

Galapagos creates new subscription right plan

Mechelen, Belgium; 26 January 2022, 22.40 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announced today that its supervisory board created 1,000,000 subscription rights under a new subscription right plan for the benefit of a member of the personnel of the Company.

On 26 January 2022, the supervisory board of Galapagos approved “Subscription Right Plan 2022 (B)”, intended for a new member of the personnel of the Company, within the framework of the authorized capital. Under this subscription right plan, 1,000,000 subscription rights were created, subject to acceptance. Dr. Paul Stoffels will ultimately become the new Subscription Right Holder under the scheme.

The subscription rights have an exercise term of eight years as of the date of the offer and have an exercise price of €50. The subscription rights can in principle not be exercised prior to 1 January 2026. Each subscription right gives the right to subscribe to one new Galapagos share. Should the subscription rights be exercised, Galapagos will apply for the listing of the resulting new shares on a regulated stock market. The subscription rights as such will not be listed on any stock market.

Galapagos’ total share capital currently amounts to €354,582,005.11; the total number of securities conferring voting rights is 65,552,721, which is also the total number of voting rights (the “denominator”), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights to subscribe to not yet issued securities conferring voting rights is (i) 8,595,522 subscription rights under several outstanding employee subscription right plans, which equals 8,595,522 voting rights that may result from the exercise of those subscription rights, and (ii) one subscription right issued to Gilead Therapeutics to subscribe for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 29.9% of the actually issued and outstanding shares after the exercise of the subscription right. This excludes the 1,000,000 subscription rights of Subscription Right Plan 2022 (B), which were created subject to acceptance. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos
Galapagos NV discovers, develops, and commercializes small molecule medicines with novel modes of action. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

Contact
Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603
communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.